UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Material Change Report
2

Press Release

Angiotech Pharmaceuticals, Inc. today announced that it intends to appeal a UK trial court decision to revoke Angiotech’s UK designation of its European Patent No. 0,706,376.  The UK trial court ruled today that Angiotech’s UK Patent lacked inventive step in light of certain prior art in a challenge brought by Conor MedSystems (Conor) filed in February 2005.  This Patent, which applies to the UK only, is only one of a number in Angiotech’s portfolio of patents protecting its pioneering paclitaxel stent technology, which cover the Boston Scientific TAXUS™ stent.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: February 24, 2006

      By: /s/

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday, February 24, 2006

Item 3

News Release

A press release providing notice of the material change was issued on

Friday, February 24, 2006 via Canada NewsWire and PR Newswire.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. today announced that it intends to to appeal a UK trial court decision to revoke Angiotech’s UK designation of its European Patent No. 0,706,376. The UK trial court ruled today that Angiotech’s UK Patent lacked inventive step in light of certain prior art in a challenge brought by Conor MedSystems (Conor) filed in February 2005.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not filed on a confidential basis

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Contact:                 David M. Hall, Chief Compliance Officer
Telephone:             (604) 221-7676

Dated at the City of Vancouver, in the Province of British Columbia, this 24th day of February, 2006.

Angiotech Pharmaceuticals, Inc.

DAVID M. HALL, CHIEF COMPLIANCE OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Exhibit 2

FOR IMMEDIATE RELEASE

NEWS RELEASE

February 24, 2006

ANGIOTECH TO APPEAL UK JUDGMENT REGARDING UK PATENT

UK DECISION AFFECTS ONLY UK PATENT

VANCOUVER, BC, February 24, 2006 – Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), announced that it intends to appeal a UK trial court decision to revoke Angiotech’s UK designation of its European Patent No. 0,706,376.  The UK trial court ruled today that Angiotech’s UK Patent lacked inventive step in light of certain prior art in a challenge brought by Conor MedSystems (Conor) filed in February 2005.  This Patent, which applies to the UK only, is only one of a number in Angiotech’s portfolio of patents protecting its pioneering paclitaxel stent technology, which cover the Boston Scientific TAXUS™ stent.

The Angiotech European Patent remains valid and enforceable in the other designated States in Europe, in light of Angiotech’s successful defense of the patent at the January 2005 European Patent Office Opposition Division decision which maintained the validity of this Patent, including claims related to stents coated with paclitaxel and a polymeric carrier.  The UK decision affects only the UK version of the maintained European Patent.

Angiotech President and CEO William L. Hunter, MD, MSc commented:  “This UK decision is contrary to the thorough consideration of the European Patent Office, which after extensive Opposition proceedings, upheld the validity of Angiotech’s European counterpart of this UK Patent.  We are committed to protecting our intellectual property rights and intend to appeal the UK trial court’s judgment.”

Vancouver-based Angiotech Pharmaceuticals, Inc. is a specialty pharmaceutical company pioneering the combination of pharmaceutical compounds with medical devices and biomaterials to both create novel solutions for poorly addressed disease states and dramatically improve surgical outcomes. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words "anticipates," "believes," "may," "continue," "estimate," "expects," and "will" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

# # #

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Chief Medical Officer

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933

Media:  Colleen Beauregard

Waggener Edstrom Bioscience

(503) 443-7863, Email: colleenb@wagged.com